Exhibit 99.1

 NEWS RELEASE

PRECISION DRILLING CORPORATION
ANNOUNCES SUCCESSFUL AMENDMENT TO CREDIT AGREEMENT

Calgary, Alberta, Canada – June 30, 2010

Precision Drilling Corporation ("Precision") announced today that it has successfully concluded negotiations to amend certain terms of its credit agreement dated December 23, 2008, as amended (the "Credit Agreement"), among Precision, a syndicate of lenders and Royal Bank of Canada, as administrative agent.  The amendment, which is expected to become effective later today, will lower the LIBOR floor for the existing Term B loans to 1.75 percent from 3.25 percent and lower the LIBOR interest rate margin on the existing Term B loans to 5.0 percent from an average interest rate margin of 6.45 percent.

Non-consenting holders of Term B loans, holding approximately US$74 million of the Term B loans outstanding being 19 percent of the Term B loans, will be repaid by Precision with cash on hand. With this repayment, the outstanding Term B loan balance will be reduced to approximately US$322 million. After giving effect to the repayments, the total outstanding debt of Precision will be approximately $800 million.

"We are extremely pleased with the result of the re-pricing amendment. The combination of lower interest rates and debt reduction is expected to lower our annual interest costs by about $15 million and lower Precision's current effective interest rate by 1.4 percent to 7.0 percent. This represents significant savings and highlights the strength of Precision's financial position." stated Kevin Neveu, President and Chief Executive Officer.

Cautionary Statement Regarding Forward-Looking Information and Statements

Certain statements contained in this news release, including statements that contain words such as "will", "expect", "may" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, this news release contains forward-looking information and statements relating to the expectations of Precision regarding certain proposed amendments to the Credit Agreement and the effect of such amendments on the Term B loans and Precision's overall financial position.  These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of its perception

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

of current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances.  However, whether actual results or achievements will conform to Precision's expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from Precision's expectations.  Consequently, all of the forward-looking information and statements made in this news release are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by Precision will be realized.  Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada  T2P 3Y7
Website:  www.precisiondrilling.com